UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number:

NOTIFICATION OF LATE FILING

(Check One):	|_| Form 10-K	|_| Form 20-F	|_| Form 11-K	|X| Form 10-Q
	|_| Form 10-D	|_| Form N-SAR	|_| Form N-CSR

For Period Ended: September 30, 2006

|_| Transition Report on Form 10-K	|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F	|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended: ______________

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Electro Energy Inc
Former name if applicable: MCG Diversified, Inc.
Address of principal executive office (Street and number): 30 Shelter Rock Road
City, state and zip code: Danbury, Connecticut 06810

PART II
RULE 12b-25 (b) AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

               State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               Audra J. Mace, the Chief Financial Officer of the Registrant, tendered her resignation on, and effective as of, August 8, 2006. The Company continues to seek a replacement and use outside sources to assist in the preparation of its 10-QSB. In addition, the Registrant and their independent auditors have been devoting their primary attention to responding to comments made to certain of its previous periodic reports by the Securities and Exchange Commission (the "SEC"). The responses to the SEC comments are expected to be incorporated in the Registrant's filings on a prospective basis. Accordingly, those comments needed to be addressed and reconciled with previous filings prior to filing future periodic reports, including the Form 10-QSB for the quarter ended September 30, 2006 (the "September 30, 2006 Form 10-QSB"). Accordingly, the Registrant will require additional time to process its September 30, 2006 Form 10-QSB filing (i) in the absence of its previous Chief Financial Officer; and (ii) in order to resolve the comments made by the SEC to the extent possible under the pending time requirements. Due to the reasons described above, the Registrant could not have timely filed its September 30, 2006 Form 10-QSB without unreasonable effort or expense. The September 30, 2006 Form 10-QSB will be filed no later than the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Duane L. Berlin, Esq, (203) 838-8500

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X|   Yes     |_|   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_|   Yes     |X|   No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Electro Energy Inc.
(Name of Registrant as Specified in Charter)

               Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006	By:	/s/ Michael E. Reed
	Name:	Michael E. Reed
	Title:	Chief Executive Officer and Interim Chief Financial Officer